UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ALLIANCE RESOURCE PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

0 1877R10 8

(CUSIP Number)

1717 South Boulder Avenue, Suite 600

Tulsa, Oklahoma 74119

(918) 295-7600

with a copy to:

Thomas L. Pearson

Senior Vice President - Law and Administration,

General Counsel and Secretary

Alliance Resource Management GP, LLC

1717 South Boulder Avenue, Suite 600

Tulsa, Oklahoma 74119

(918) 295-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 01877R10 8	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Alliance Holdings GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

                15,550,628 Common Units of Alliance Resource Partners, L.P.

  8    SHARED VOTING POWER

                -0-

  9    SOLE DISPOSITIVE POWER

                15,550,628 Common Units of Alliance Resource Partners, L.P.

10    SHARED DISPOSITIVE POWER

                -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,550,628 Common Units of Alliance Resource Partners, L.P.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.7%
14	TYPE OF REPORTING PERSON* PN
* SEE INSTRUCTIONS

Item 1. Security and Issuer.

This statement relates to the common limited partnership interests (the “Common Units”) of Alliance Resource Partners, L.P. (the “Partnership”), which has its principal executive offices at 1717 South Boulder Avenue, Suite 600, Tulsa, Oklahoma 74119. The total number of Common Units reported as beneficially owned in this Schedule 13D is 15,550,628, which constitutes approximately 42.7% of the total number of Common Units outstanding. The beneficial ownership reported in this Schedule 13D assume that at May 15, 2006 there were 36,426,306 Common Units outstanding. The Common Units represent limited partner interests in the Partnership.

Item 2. Identity and Background.

This statement is filed by Alliance Holdings GP, L.P (the “Reporting Person”). The information required to be Item 2 with respect to the Reporting Person is set forth on Schedule I. The executive officers and directors of Alliance Holdings GP, L.P. are listed on Appendix A hereto.

(d) and (e) During the last five years, the Reporting Person, nor to the best knowledge of such person, none of the individuals named in Appendix A to this Statement, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such law.

Item 3. Source and Amount of Funds of Other Consideration.

On May 15, 2006, the Reporting Person entered into a Contribution Agreement pursuant to which the Reporting Person contributed substantially all of the proceeds the Reporting Person received from its initial public offering as well as 47,363,000 common units of the Reporting Person to Alliance Management Holdings, LLC, AMH II, LLC and Alliance Resource GP, LLC in exchange for the 1.98% general partner interest, incentive distribution rights and 15,550,628 common units, each representing partnership interests in the Partnership, and a 0.001% managing interest in Alliance Coal, LLC.

Item 4. Purpose of Transaction.

The Reporting Person acquired their beneficial ownership of the Common Units of the Partnership for investment purposes.

The Reporting Person has no plans or proposals which relate or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of the securities of the issuer;

(b) An extraordinary corporate transaction such as a merger, reorganization, or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Partnership or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Partnership, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except to the extent an independent director is phased in;

(e) Any material change in the present capitalization or dividend policy of the Partnership;

(f) Any other material change in the Partnership’s business or corporate structure;

(g) Changes in the Partnership’s Charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person;

(h) Causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to those enumerated above.

Alliance Holdings GP, L.P. may determine to acquire additional Common Units of the Partnership in open market purchases in the future.

Item 5. Interest in Securities of the Issuer.

(a) There were 36,426,306 Common Units outstanding as of May 15, 2006. Alliance Holdings GP, L.P. is deemed to be the beneficial owner of 15,550,628 Common Units, which constitute approximately 42.7% of the total issued and outstanding Common Units issued and outstanding as of May 15, 2006.

(b) The number of Common Units as to which there is sole power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

(c) The Reporting Person has not acquired any Common Units of the Partnership during the past sixty days, other than the purchases reported herein.

(d) The Reporting Person has the right to receive distributions from, and the proceeds of sale of, the Common Units reported by such persons on the cover pages of this Statement on Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Certain transfer restrictions and voting rights in respect of the Common Units beneficially owned by the Reporting Person are set forth in the Second Amended and Restated Agreement of Limited Partnership of the Partnership, a copy of which is filed as Exhibit 3.1 of the Partnership’s Form 8-K filed with the Securities and Exchange Commission on October 27, 2005 which has been incorporated by reference to this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Second and Amended and Restated Agreement of Limited Partnership of Alliance Resource Partners, L.P. filed as Exhibit 3.1 of the Partnership’s Form 8-K filed with the Securities and Exchange Commission on October 27, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2006

ALLIANCE HOLDINGS GP, L.P.

Alliance GP, LLC, its general partner

By:	/s/ Thomas L. Pearson
Name:	Thomas L. Pearson
Title:	Senior Vice President - Law and Administration, General Counsel and Secretary

SCHEDULE I

Name	Citizenship or State of Incorporation as Applicable	Business Address

Alliance Holdings GP, L.P.	Delaware	1717 South Boulder Avenue Tulsa, Oklahoma 74119

APPENDIX A

Executive Officers and Directors of Alliance Holdings GP, L.P.

Joseph W. Craft III	President, Chief Executive Officer and Director
Thomas L. Pearson	Senior Vice President - Law and Administration, General Counsel and Secretary
Brian L. Cantrell	Senior Vice President and Chief Financial Officer
Michael J. Hall	Director
Thomas M. Davidson, Sr.	Director

EXHIBIT INDEX

Exhibit A:	Second and Amended and Restated Agreement of Limited Partnership of Alliance Resource Partners, L.P. filed as Exhibit 3.1 of the Partnership’s Form 8-K filed with the Securities and Exchange Commission on October 27, 2006